Exhibit 99.1

February 24, 2015

Central Fund of Canada Limited (Symbols: NYSE MKT - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the three months ended January 31, 2015.

The Company’s financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting”. These are the Company’s first interim financial statements under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for part of the period covered by the first IFRS annual financial statements, and IFRS 1 “First-time Adoption of IFRS” has been applied. The interim financial statements may not include all of the information required for full annual financial statements. The transition to IFRS has had no impact on the financial position or financial performance of the Company and has affected only the presentation of the Company’s statements.

STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, unaudited)

	January 31,	October 31,	November 1,
	2015	2014	2013
Net assets:	$	$	$
Gold bullion at market	2,135,675,550	1,972,989,691	2,243,709,127
Silver bullion at market	1,302,232,625	1,246,818,470	1,708,603,089
Cash and cash equivalents	18,694,488	23,024,922	36,475,223
Other receivables and prepayments	334,090	313,748	324,457

Total assets:	3,456,936,753	3,243,146,831	3,989,111,896
Liabilities:
Dividends payable	-	2,544,327	2,544,327
Accrued liabilities	3,677,858	2,746,744	1,992,138
Total liabilities	3,677,858	5,291,071	4,536,465
Equity:
Capital stock
Class A shares	2,419,770,678	2,419,770,678	2,419,770,678
Common shares	19,458	19,458	19,458
Retained earnings inclusive of
unrealized appreciation of holdings	1,033,468,759	818,065,624	1,564,785,295
Total equity	3,453,258,895	3,237,855,760	3,984,575,431
Total liabilities and equity	3,456,936,753	3,243,146,831	3,989,111,896
Total equity per share:
Class A shares	13.57	12.72	15.66
Common shares	10.57	9.72	12.66

Exchange rate: U.S. $1.00 = Cdn.	1.2717	1.1275	1.0429
Total equity per share
expressed in Canadian dollars:
Class A shares	17.26	14.35	16.33
Common shares	13.44	10.96	13.20

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the changing market prices of gold and silver and the proportion of each held by the Company. Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $215.4 million or 6.7% during the three months ended January 31, 2015 primarily as a result of a 8.2% increase in the price of gold and a 4.4% increase in the price of silver during the period.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(expressed in U.S. dollars, unaudited)

	Three months ended January 31,
	2015	2014
Income:	$	$
Interest	12,372	20,619
Total income	12,372	20,619
Expenses:
Administration fees	1,546,350	1,665,796
Safekeeping fees and bank charges	941,419	1,053,106
Directors’ fees and expenses	51,520	51,246
Shareholder Information	46,891	57,559
Stock exchange fees	34,790	37,286
Audit and related regulatory fees	29,558	47,766
Legal fees	18,195	20,597
Registrar and transfer agent fees	15,309	16,270
Total expenses	2,684,032	2,949,626
Net loss from administrative activities	(2,671,660)	(2,929,007)
Change in unrealized appreciation of holdings	218,074,795	(346,147,036)
Net income (loss) and comprehensive income (loss) inclusive of the change in unrealized appreciation of holdings	218,074,795	(349,076,043)

Net income, inclusive of the change in unrealized appreciation of holdings, for the three months ended January 31, 2015 was $215.4 million compared to a net loss, inclusive of the change in unrealized appreciation of holdings, of $349.1 million for the comparative period in 2014. Virtually all of the net income (loss) for the three-month period ended January 31, 2015 was a result of the change in the unrealized appreciation of holdings during the period which was driven by the higher prices of gold and silver bullion during the period. Certain expenses, such as administration fees and safekeeping fees, vary relative to net asset levels. Administration fees, which are scaled and are calculated monthly based on the total net assets at each month-end, decreased by $119,446 during the three-month period ended January 31, 2015 as compared to the same period in 2014. The decrease in administration fees was a direct result of the lower levels of average net assets under administration during the three-month period.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three-month period ended January 31, 2015 remained unchanged from the comparative period in 2014 at 0.08%. For the twelve-month period ended January 31, 2015, the expense ratio remained unchanged at 0.32% from the comparative twelve-month period ended January 31, 2014.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices. At January 31, 2015, the Class A shares of Central Fund were backed 99.6% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or the Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com     Website: www.centralfund.com     Telephone: 905-648-7878